August 17, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Perry J. Hindin, Special Counsel, Office of Mergers and Acquisitions

Re:	Atmel Corporation Schedule TO-I filed August 3, 2009 File No. 5-41870
Ladies and Gentlemen:
     Atmel Corporation (“Atmel” or the “Company”) is submitting this letter in response to the comment letter dated August 11, 2009 (the “Comment Letter”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated the Staff’s comments below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
Schedule TO-I
Offer to Exchange
General
1.	If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please provide an analysis in support of the Company’s eligibility to rely on such order. Include in such analysis a discussion of the compensatory purposes of the various terms of the exchange offer, including:
•	the exclusion of those options received as part of the 409A exchange;

Securities and Exchange Commission
August 17, 2009

•	the potentially different exercise prices for new options granted to employees whose principal work location is in France;

•	the different type and number of new awards to be granted to employees with differing Atmel grade levels; and

•	the different vesting schedules of new awards granted to employees whose principal work location is in China or France and certain employees whose principal work location is in Norway.
     Response:
     We respectfully advise the Staff that the Company believes that it has satisfied all the conditions set forth in the Commission’s March 21, 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits a company to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934, as amended, will not apply to such exchange offers.
     Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions:
•	the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•	the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.
     The Company is eligible to use Form S-8. All options subject to the Offer to Exchange were granted under the Company’s 2005 Stock Plan (the “Plan”). The Plan constitutes an employee benefit plan as defined in Rule 405 under the Securities Act. The options and RSUs offered in the Offer to Exchange will be granted pursuant to the Plan.
     As described in the Offer to Exchange, the offer is being conducted for compensatory reasons to improve the retention and incentive benefits of the Company’s equity awards by ameliorating the loss of such benefits caused by the decrease in the Company’s stock price.

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August 17, 2009

Eligible options have exercise prices that are higher than the highest price at which the Company’s stock traded in the 52 weeks prior to the commencement of the offer. By making the offer, the Company’s intent is to provide eligible option holders with the opportunity to receive RSUs or a combination of RSUs and options that have greater retention value because such awards are more certain to provide compensatory income than the underwater options they replace.
     The Company carefully designs its compensation practices and programs to reward contributions to the Company according to merit and achievement, and to provide incentives for valued employees to remain with the Company. In addition to the U.S., the Company operates in many other jurisdictions. As a matter of course, the Company tailors its compensation practices and programs based on considerations of local law, tax effects on participants and regulatory compliance costs. In deciding how to design its compensation practices and programs, including the design of the offer with respect to employees in the various jurisdictions, the Company considered factors including its specific compensation rationale for that particular jurisdiction, the tax effects of the offer on employees and the burden of complying with local laws.
     Options Received as Part of the 409A Exchange
     We respectfully advise the Staff that the 409A exchange (i.e., the Atmel Corporation Offer to Amend Certain Options, dated November 26, 2007) was implemented to ensure that participants in the 409A exchange did not suffer adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). As a result of the employees’ participation in the 409A exchange, certain employees hold options that otherwise would be eligible for the offer but that are subject to special Section 409A-based restrictions. Specifically, in the 409A exchange, such employees voluntarily chose to make their options subject to a “fixed date” election (“fixed date options”). That is, each such employee agreed to exercise certain of his or her options only in a designated calendar year selected by the employee. For example, an employee might have chosen to exercise an option only in calendar year 2010. Note that pursuant to the 409A exchange, employees further had the choice, in lieu of making a “fixed date” election, of increasing the exercise prices of those options. The Company believes that the 409A exchange and the “fixed date” election with respect to such options resolved the Section 409A tax concerns for employees holding those options in a manner elected by such employee.
     The U.S. Internal Revenue Service (the “IRS”) has not issued guidance as to whether fixed date options later may be exchanged for other options or RSUs. Moreover, the transition period for compliance with Section 409A has ended and the IRS currently will not review ruling

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August 17, 2009

requests on Section 409A issues. Accordingly, as part of its compensation practices, the Company is reluctant to offer employees a compensation arrangement (i.e., participation in the offer) that may jeopardize the tax status of these fixed date options and cause employees who hold the fixed date options to suffer adverse tax consequences under Section 409A. Also, the Company believes that it would be inappropriate to modify those options further because holders of fixed date options already made a definitive choice pursuant to the 409A exchange in 2007 to impose the fixed date restrictions on those options, in lieu of increasing the options’ exercise prices. Thus, we respectfully advise the Staff that the fixed date options were excluded from participation in the offer for the above compensatory reasons.
     Different Exercise Prices for New Options Granted to Employees whose Principal Work Location is in France
     Options granted to employees whose principal work location is in France are intended to be structured in order to obtain favorable tax and social security treatment under local laws (“French-qualified”). The applicable French law requires, among other things, that the exercise price for the option be the higher of the fair market value of a share of the Company’s common stock on the option’s date of grant or 95% of the average quotation price of the Company’s common stock during the twenty (20) quotation days immediately preceding the option’s date of grant.
     The tax and social security treatment of options granted to employees whose principal work location is in France that are not French-qualified can be substantially disadvantageous in comparison to French-qualified options when practical. We respectfully advise the Staff that the Company’s compensation practice in France is to grant French-qualified options because the tax and social security consequences for the employee would be substantially less favorable if the options granted were not French-qualified.
     Different Type and Number of New Awards to be Granted to Employees with Differing Atmel Grade Levels
     As detailed in the Offer to Exchange, the offer is being conducted for compensatory reasons to improve the retention and incentive benefits of the Company’s equity awards by ameliorating the loss of such benefits caused by the decrease in the Company’s stock price. By

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August 17, 2009

making the offer, the Company intends to provide eligible option holders with the opportunity to receive RSUs or a combination of RSUs and options that have greater retention value because such awards are more certain to provide compensatory income than the underwater options that they replace.
     As previously disclosed in the Company’s definitive proxy statement (as filed on April 27, 2009) wherein the Company sought stockholder approval of the offer, the offer is designed so that the number of RSUs and options are determined by exchange ratios that are intended to result in the issuance of new awards that have a fair value approximately equal to the fair value of the surrendered eligible options they replace. Consequently, each participating employee will receive a number of RSUs or number of RSUs and number of new options pursuant to the offer that is approximately equal to the fair value of those options that the participating employee surrenders.
     We respectfully advise the Staff that in determining what mix of RSUs and options to grant to employees of differing Atmel grade levels in this offer, the Company considered that for compensatory purposes, it was appropriate to take into account that employees who hold higher Atmel grade levels have greater authority and responsibilities in their positions at the Company than rank and file employees (with lower Atmel grade levels) and consequently have a greater ability to contribute individually to, and impact, the Company’s success. Accordingly, such employees also are likely better able to contribute to increases in the Company’s stock price than employees with lower Atmel grade levels. In light of the foregoing, at the time the Company commenced the offer, the Compensation Committee of the Company’s Board of Directors believed that for compensatory reasons it was appropriate that in this offer eligible employees with higher Atmel grade levels (i.e., above 180) would receive new options in exchange for one-half of their options exchanged in the offer and eligible employees whose Atmel grade level is between 120 and 180 would receive new options in exchange for one-quarter of the options exchanged in the offer.

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August 17, 2009

     Different Vesting Schedules of New Awards Granted to Employees Whose Principal Work Location is in China or France and Certain Employees Whose Principal Work Location is in Norway
     The Company carefully designs its compensation practices and programs to reward contributions to the Company according to merit and achievement, and to provide incentives for valued employees to remain with the Company. As mentioned above, in addition to the U.S., the Company operates in many other jurisdictions and tailors its compensation practices and programs based on considerations of local law, tax effects on participants and regulatory compliance costs. In determining the different vesting schedules with respect to employees whose principal work location is in China or France and certain employees whose principal work location is in Norway, the Company considered factors including compliance with local laws in the applicable jurisdiction, the tax effects of the offer on employees, and the Company’s specific compensation practice with respect to those employees.
     China
     Vesting of awards granted to employees whose principal work location is in China is made contingent on the Company obtaining all necessary approvals from the State Administration of Foreign Exchange or its local counterpart under the Implementing Rules of the Measures for Administration of Foreign Exchange of Individuals (“SAFE”) in order to comply with the local laws and regulations. Allowing RSUs and options to vest without obtaining the approvals from SAFE would prevent the Company from achieving the offer’s compensatory purpose with respect to these employees.
     France
     For the reasons discussed above, the Company believes that it is appropriate for compensatory purposes in France to grant French-qualified awards when practical. The different vesting schedule imposed on RSUs and options that would be granted pursuant to the offer to employees whose principal work location is in France is intended to make such awards French-qualified. In order to grant French-qualified awards, the offer imposes the differing vesting restrictions with respect awards granted to employees whose principal work location is in France. Structuring the vesting schedule of these awards to be the same as the vesting schedule of other awards granted pursuant to the offer would prevent the Company from achieving the offer’s compensatory purpose of granting tax favorable equity awards to its French employees.

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August 17, 2009

     Certain Employees in Norway
     Only two (2) eligible employees in Norway hold the highest Atmel grade levels (i.e., above 180) and would be subject to the differing vesting schedule described in the Offer to Exchange. The Company believes that these employees already have been appropriately compensated and have sufficient retention incentives for the medium term. The Company believes that with respect to these employees, it is in the Company’s interest for compensatory and retention purposes to require a longer vesting period than for the other awards granted pursuant to the offer. The Company nonetheless believes that the awards would provide a level of compensatory benefit that fits the equity compensation package already accorded to these employees.
     We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that option holders should consider in deciding whether to accept the offer and (ii) complies with Rule 13e-4 of the Securities Exchange Act of 1934, including as would be allowed by the Exemptive Order.
Q11. When will my new awards vest?, page 9
2.	We note the disclosure that RSUs and options granted to employees whose principal work location is in China will not vest until Atmel has obtained all necessary approvals from the State Administration of Foreign Exchange. Please disclose the consequences resulting from Atmel failing to obtain such approval. For example, will Atmel return the tendered options to such employees?
     Response:
     We respectfully advise the Staff that no RSUs or new options granted pursuant to the offer will vest unless the Company has obtained all necessary approvals from SAFE for equity awards under the Plan. If a new award expires, due to an employee’s termination of employment or otherwise, and the Company has not obtained the necessary approvals from SAFE, then such new awards will expire without having vested as to any portion of such awards. As noted below in response to the Staff’s comment 3, we have modified the disclosure in Schedule C of the Offer to Exchange to clarify this information.

Securities and Exchange Commission
August 17, 2009

3.	We note the disclosure in the last paragraph on page C-1. Please expand the disclosure to clarify what happens in the event that the employment of a holder of new options and RSUs is terminated before all necessary approvals from the State Administration of Foreign Exchange have been obtained but after at least one scheduled vesting date set forth in the Offer to Exchange has already passed. The first sentence of this paragraph indicates that the holder “will immediately vest to the extent of any scheduled vesting dates set forth in the Offer to Exchange that have already passed.” Will such former employee hold options and RSUs that are partially vested and therefore have rights to such vested securities, subject to the option and RSU grant agreements? For example, we note that the form of option agreement provides that the new option will be exercisable for ninety days following termination of a holder’s employment and the form of RSU agreement provides that the holder receive all shares of Atmel common stock that have vested as of the date of such holder’s termination of employment.
     Response:
     We respectfully advise the Staff that if an employee in China, who is granted RSUs or a combination of RSUs and new options pursuant to the offer, terminates employment prior to the date his or her new awards vest, such award holder’s right to vest in the awards will terminate effective as of the date that his or her status as an active employee terminates. The award holder will forfeit the awards and will not receive any benefit in lieu of those awards. We respectfully advise the Staff that this disclosure in the last paragraph of page C-1 of the Offer to Exchange stating that “If your employment terminates prior to the date your options and RSUs vest, your right to vest in the award will terminate effective as of the date that your status as an active employee terminates (i.e., you will forfeit the award and will not receive any benefit in lieu of the award)” should make this clear. However, we have revised the last paragraph of page C-1 of Schedule C to the Offer to Exchange to expand this explanation. The revised language now reads as follows:
“Upon obtaining such approvals, your new options and RSUs will vest in accordance with the vesting schedule set forth in the Offer to Exchange and you will immediately vest to the extent of any scheduled vesting dates set forth in the Offer to Exchange that have already passed. If your employment terminates prior to the date your options and RSUs vest, your right to vest in the award will terminate effective as of the date that your status as an active employee terminates (i.e., you will forfeit the award and will not receive any benefit in lieu of the award). Accordingly, if your employment terminates prior to the date Atmel obtains all such applicable approvals,

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your right to vest in the award will terminate effective as of the date your status as an active employee terminates (i.e., you will forfeit the award and will not receive any benefit in lieu of the award). In addition, upon exercise of your new options or the vesting of your RSUs and issuance of shares, employees in China may be required to immediately sell the shares and to repatriate the proceeds of the sale of the People’s Republic of China and to a bank account established by Atmel.”
Miscellaneous, page 78
4.	We note the disclosure in the third sentence of the first paragraph. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order referred to in our first comment above to exclude from participation in the Exchange Offer some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).
     Response:
     We respectfully advise the Staff that, with respect to all holders of eligible options excluded from the offer, the Company is relying upon, and believes that it has satisfied all the conditions set forth in, the Exemptive Order, which permits a company to make design decisions that are consistent with an issuer’s compensation policies and practices, and provides that Rules 13e-4(f)(8)(i) and (ii) will not apply to such exchange offers, as described in response to the Staff’s comment 1 above.
     As detailed in the Offer to Exchange, the offer is being conducted for compensatory reasons to improve the retention and incentive benefits of the Company’s equity awards by ameliorating the loss of such benefits caused by the decrease in the Company’s stock price. Eligible options have exercise prices that are higher than the highest price at which the Company’s stock traded in the 52 weeks prior to the commencement of the offer. By making the offer, the Company’s intent is to provide eligible option holders with the opportunity to receive RSUs or a combination of RSUs and options that have greater retention value because such

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awards are more certain to provide compensatory income than the underwater options they replace.
     The Company carefully designs its compensation practices and programs to reward contributions to the Company according to merit and achievement, and to provide incentives for valued employees to remain with the Company. As mentioned above, in addition to the U.S., the Company operates in many other jurisdictions, and as a matter of course tailors its compensation practices and programs based on considerations of local law, tax effects on participants and regulatory compliance costs. In deciding whether to extend the offer to employees in non-U.S. jurisdictions, the Company considered factors including its specific compensation practice with respect to each jurisdiction, the tax effects of the offer on employees, and the ability to comply with local laws if the offer were extended to such jurisdiction.
     The Company is excluding employees in Canada from participation in the offer because it determined that the offer would have adverse tax treatment to participating employees in this jurisdiction which would prevent it from achieving its compensatory purpose with respect to the offer.
     The Company is excluding employees in the Philippines from participation in the offer because applicable local law in the Philippines currently prohibits the granting of options. As a matter of compensation practice, the Company no longer grants options to any employees in the Philippines. As a result, the Company believes that extending the offer in the Philippines would be contrary to its current compensation practice in the Philippines.
     The Company is excluding employees in Italy, Greece and Sweden because, as a matter of compensation practice, it no longer grants equity awards to any employees in these jurisdictions. Accordingly, the Company believes that extending the offer to grant new awards in exchange for options would be contrary to its current compensation practices and programs in these countries.
     We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4 of the Securities Exchange Act of 1934.
* * *

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     Should the Staff have any additional comments or questions, please contact me at (650) 565-3603. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,
/s/ John E. Aguirre
John E. Aguirre
Member Wilson Sonsini Goodrich & Rosati

cc:	Patrick Reutens, Senior Vice President, Chief Legal Officer, Atmel Corporation Jose Macias, Wilson Sonsini Goodrich & Rosati

Attachment:	Statement of the Company

Statement of the Company
     We advise the Staff that Atmel Corporation (the “Company”) is aware of and acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed, ATMEL CORPORATION
/s/ Patrick Reutens
Patrick Reutens
Senior Vice President, Chief Legal Officer

August 17, 2009